EXHIBIT 99.32



NEWS RELEASE (Q2-03-12)                                           July 23, 2003
                                                                    Page 1 of 2


NOT FOR DISSEMINATION IN THE UNITED STATES
OR FOR DISTRIBUTION TO U.S. NEWS SERVICES




YAMANA RESOURCES INC.     Yamana schedules closing of private placement and
                          updates previously announced Brazilian acquisitions
                          ------------------------------------------------------

31511- 29th Ave.          Private Placement Update:
Spokane, WA 99223 U.S.A.  Yamana Resources Inc. is pleased to announce that its
Tel: (509) 838-6615       previously disclosed private placement is scheduled to
Fax: (509) 838-0714       close on or about July 31, 2003, subject to the
                          receipt of all necessary regulatory approvals, including without limitation, approval of the Toronto
                          Stock Exchange. The Company has agreed to offer for sale C$45 million of subscription receipts and to make available an additional C$10 million of subscription receipts at an offering price per subscription receipt of C$1.20. Subscription receipts will be convertible into units consisting of one Yamana common share (as constituted after giving effect to the proposed consolidation of the Yamana common shares) and one-half of a Yamana common share purchase warrant.
                          Each whole common share purchase warrant will entitle the holder thereof to purchase a Yamana common share for a period of five years from the closing date at a price of C$1.50.

                    The  financing  is  being  completed  on  the  basis  of the
                    following  deal  terms   relating  to  Yamana's   previously
                    announced Brazilian acquisitions.

                    The Santa  Elina  Transaction  and the Share  Consolidation:
                    Concerning the acquisition by Yamana of Santa Elina's gold assets as announced on April 23, 2003, the consideration payable to Santa Elina by Yamana will result in approximately 14.68 million Yamana common shares and 7.34 million common share purchase warrants being issued to Santa Elina (as opposed to 27.7 million shares as previously announced). As part of this acquisition, it was previously announced that Yamana would consolidate its common shares on a one for 24 basis. After taking some consolidation adjustments into account as per the agreement between Santa Elina and Yamana, the number of Yamana shares issuable to Yamana shareholders before giving effect to these transactions will be approximately 4.9 million shares, representing an effective consolidation ratio of 1 for 27.86.


                    The Chapada Transaction:
                    Concerning the acquisition of Santa Elina's Chapada copper-gold project as announced on May 28, 2003, the consideration for the acquisition will be C$24,250,000 (approximately US$17,500,000), also payable in units at a price of C$1.20 per unit. No contingent or other consideration is payable in respect of this acquisition. This will result in approximately 20.2 million Yamana common shares and 10.1 million common share purchase warrants being issued to Santa Elina.

NEWS RELEASE (Q2-03-12) Continued                                 July 23, 2003
                                                                    Page 2 of 2


                    Fazenda Brasileiro Acquisition:
                    There are no changes to the proposed acquisition of the Fazenda Brasileiro mine for a purchase price of US$20.9 million payable in cash as announced on June 19, 2003.

                    Pro Forma Capitalization:
                    On the basis of a C$50 million financing, and based on the deal terms as outlined above, Yamana will have approximately
                    81.8 million shares outstanding (121.3 million shares on a fully diluted basis) following the completion of the Brazilian acquisitions and the private placement. Net of estimated transaction expenses, and after the acquisition of Fazenda Brasileiro for US$20.9 million, Yamana will have a cash balance of approximately C$18 million immediately following the transactions described above.

                    The effect of the foregoing deal terms is that the share position of Yamana shareholders in the company will increase to approximately 6% of the issued and outstanding shares of Yamana on a pro forma basis.

                    Yamana is a Canadian company, listed on the Toronto Stock Exchange with a focus on gold exploration and production in South America. A significant suite of gold exploration properties in Argentina is under earn-in option to the Peruvian gold producers, Buenaventura and Hochschild. With the successful completion of this acquisition, the recent Cumaru acquisition and other acquisitions as described above, Yamana will become an intermediate gold producer with significant land positions in all of the major mineral areas of Brazil. Company management plans to build on this base by targeting other gold consolidation opportunities in Brazil and elsewhere in Latin America.



For further information, contact:

Victor H. Bradley                            Toronto Stock Exchange Symbol: YRI
President and CEO                               Home Page: http://www.yamana.com
E-mail: Investor@yamana.com               Tel: (509) 838-6615 Fax: (509) 8380714




FORWARD-LOOKING STATEMENTS: This news release contains certain "forward-looking statements" within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this release, and Yamana's future plans are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Yamana does not undertake any obligation to update forwardlooking statements should conditions or management's estimates or opinions change.